UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41840

WEBUY GLOBAL LTD

(Translation of registrant’s name into English)

35 Tampines Street 92
Singapore 528880

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 30, 2024, WEBUY GLOBAL LTD (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best-effort offering (the “Offering”): (i) 721,918 Class A ordinary shares of the Company, par value $0.000000385 per share (the “Class A Ordinary Shares”) (the “Shares”), at a purchase price of $3.65 per share; and (ii) pre-funded warrants to purchase up to 100,000 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $$3.6499 to the purchase price for Shares, less the exercise price of $0.0001 per share.

The Offering closed on August 1, 2025. The Company received approximately $3 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offering for development of AI travel assistant platform, research and development for AI-integrated travel hardware, and general working capital purposes.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Shares in the Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one (1) Class A Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors and executive officers, and 10% or more shareholders of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the ninety (90)-day period following the closing of the Offering.

In addition, the Company agreed that for a period of ninety (90) days from the closing date of the Offering, it will not, including but not limited to: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or Class A Ordinary Shares Equivalents, or (ii) file any registration statement or any amendment or supplement thereto, in each case other than as contemplated by this Agreement, except for the filing of a Form S-8 registration statement covering the employee stock option plans, with certain exceptions.

The Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-funded Warrants were offered by the Company pursuant to a registration statement on Form F-1 (File No.333-288310) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on June 27, 2025, and as further amended by the Post-effective Amendment No.1, No.2 and No.3 to the Registration Statement, filed with the SEC on July 1, 2025, July 14, 2025, and July 16, 2025, respectively, and declared effective by the SEC on July 18, 2025.

On July 30, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with D. Boral Capital LLC (“DBC” or the “Placement Agent”), pursuant to which the Company engaged DBC as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to six and a half percent (6.5%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Offering in an amount not to exceed $120,000.

The foregoing summaries of the Pre-Funded Warrants, Placement Agency Agreement, the Purchase Agreement and do not purport to be complete and are subject to, and qualified in their entirety by, such documents are filed as Exhibits 4.1, 10.1, and 10.2, respectively, hereto and incorporated by reference herein.

On July 31, 2025, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto. On August 1, 2025, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 hereto.

This Report is incorporated by reference into the registration statements on F-1 (File No.333-288310) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Offering. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on April 22, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Pre-Funded Warrant Agreement
10.1	Placement Agency Agreement, dated July 30, 2025, by and between the Company and D. Boral Capital LLC
10.2	Securities Purchase Agreement, dated July 30, 2025, by and among the Company and the purchasers thereto
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

By:	/s/ Bin Xue
Name:	Bin Xue
Title:	Chief Executive Officer

Date: August 1, 2025

4